Exhibit No. 23.01

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

NuStar GP Holdings, LLC:

We consent to the incorporation by reference in the registration statement (No. 333-137150) on Form S-8, of NuStar GP Holdings, LLC and subsidiaries of our report dated February 25, 2011, with respect to the consolidated balance sheets of NuStar GP Holdings, LLC and subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income, cash flows and members’ equity for each of the years in the three-year period ended December 31, 2010 and the effectiveness of internal control over financial reporting as of December 31, 2010, which report appears in the December 31, 2010 annual report on Form 10-K of NuStar GP Holdings, LLC. Our report refers to a change in NuStar GP Holdings, LLC’s method of accounting for equity method investments.

/s/ KPMG LLP

San Antonio, Texas

February 25, 2011